EXHIBIT 2.1

 Execution Version

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

 ENERGYQUEST II, LLC

(Seller)

AND

EMPIRE NORTH DAKOTA LLC

(Buyer)

 MONTANA AND NORTH DAKOTA

Dated February 15, 2019

 Page

ARTICLE 1 PURCHASE AND SALE		1
1.1	Purchase and Sale	1
1.2	Effective Time	1
1.3	Assets	1
1.4	Excluded Assets	3

ARTICLE 2 PURCHASE PRICE		3
2.1	Purchase Price	3
2.2	Allocation of the Purchase Price	4
2.3	Adjustments to Purchase Price and Preliminary Settlement	4

ARTICLE 3 BUYER'S INSPECTION		7
3.1	Due Diligence	7
3.2	Access to Records	7
3.3	On-Site Inspection	7
3.4	Disclaimer	8

ARTICLE 4 TITLE MATTERS		8
4.1	Seller's Title	8
4.2	Purchase Price Adjustment Procedures	10
4.3	Title Dispute Resolution	13
4.4	Preferential Rights and Consents	13

ARTICLE 5 ENVIRONMENTAL MATTERS		14
5.1	Definitions	14
5.2	Environmental Representation and Warranty	15
5.3	Environmental Liabilities and Obligations	15
5.4	Environmental Defect Notice	16
5.5	Seller's Right to Remediate	16
5.6	Environmental Defect Adjustments	16
5.7	Contested Environmental Defects	17
5.8	Exclusive Remedies	17

ARTICLE 6 SELLER'S REPRESENTATIONS AND WARRANTIES		17
6.1	Status of Seller	17
6.2	Power	18
6.3	Authorization and Enforceability	18
6.4	No Liens	18
6.5	Liability for Brokers' Fees	18
6.6	No Bankruptcy	18
6.7	Litigation	18
6.8	Compliance with Law	18
6.9	Status and Operation of Assets	19
6.10	Non-Consent	19
6.11	Taxes	19
6.12	Imbalance Volumes	19

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(continued)

Page

6.13	Leases	19
6.14	Material Agreements	19
6.15	Hydrocarbon Sales Contracts	19
6.16	Preferential Rights and Required Consents	20
6.17	Insurance	20
6.18	Areas of Mutual Interest	20
6.19	Oil and Gas Operations	20
6.20	Plugging and Abandonment Obligations	20
6.21	Surface Access	20
6.22	Payout Balances	20
6.23	Receipt of Revenue	20
6.24	Condemnation	21
6.25	Royalties	21

ARTICLE 7 BUYER'S REPRESENTATIONS AND WARRANTIES		21
7.1	Organization and Standing	21
7.2	Power	21
7.3	Authorization and Enforceability	21
7.4	Liability for Brokers' Fees	21
7.5	Litigation	21
7.6	Financial Resources	21
7.7	Consents	21
7.8	Regulatory	21
7.9	Buyer's Evaluation	22

ARTICLE 8 COVENANTS AND AGREEMENTS		22
8.1	Covenants and Agreements of Seller	22
8.2	Covenants and Agreements of Buyer	23
8.3	Covenants and Agreements of the Parties	24
8.4	Buyer SEC Filings	24

ARTICLE 9 TAX MATTERS		25
9.1	Definitions	25
9.2	Apportionment of Production Taxes	25
9.3	Transfer Taxes	25
9.4	Tax Reports and Returns	25

ARTICLE 10 CONDITIONS PRECEDENT TO CLOSING		25
10.1	Seller's Conditions	25
10.2	Buyer's Conditions	26

ARTICLE 11 RIGHT OF TERMINATION		26
11.1	Termination	26
11.2	Liabilities Upon Termination	27

ARTICLE 12 CLOSING		27
12.1	Date of Closing	27

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(continued)

Page

12.2	Place of Closing	27
12.3	Closing Obligations	27

ARTICLE 13 POST-CLOSING OBLIGATIONS		28
13.1	Post-Closing Adjustments	28
13.2	Records	29
13.3	Further Assurances	29
13.4	Suspense Accounts	29

ARTICLE 14 ASSUMPTION AND RETENTION OF OBLIGATIONS AND INDEMNIFICATION; DISCLAIMERS		29
14.1	Buyer's Assumption of Liabilities and Obligations	29
14.2	Seller's Retention of Liabilities and Obligations	29
14.3	Indemnification	30
14.4	Procedure	31
14.5	No Insurance; Subrogation	32
14.6	Reservation as to Non-Parties	32
14.7	Disclaimers	32

ARTICLE 15 MISCELLANEOUS		33
15.1	Schedules	33
15.2	Expenses	33
15.3	Notices	33
15.4	Amendments	34
15.5	Assignment	34
15.6	Headings	34
15.7	Counterparts/Electronic and Fax Signatures	34
15.8	References	34
15.9	Governing Law	34
15.10	Entire Agreement	34
15.11	Knowledge	35
15.12	Binding Effect	35
15.13	Survival of Warranties, Representations and Covenants	35
15.14	No Third-Party Beneficiaries	35
15.15	Arbitration	35
15.16	Transition Service Agreement	36

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Defined Terms

Affected Asset	4.4(a)
Agreement	Opening paragraph
Aggregate Environmental Threshold	5.6(b)
Aggregate Title Threshold	4.2 (i)
Allocated Value	2.2
Assets	1.3
Assumed Liabilities	14.1
Buyer's Environmental Liabilities	5.3
Buyer	Opening paragraph
Capital Expenditures	6.9
Casualty Loss	8.3(c)
Claim	14.4(b)
Claim Notice	14.4(a)
Closing	12.1
Closing Amount	2.3
Closing Date	12.1
Condition	5.1
Contracts	1.3(g)
Defect Notice Date	3.1
Defensible Title	4.1(c)
Deposit	2.1(a)
Due Diligence Period	3.1
Due Diligence Review	3.1
Effective Time	1.2
Environmental Assessment	3.3
Environmental Defect	5.1
Environmental Defect Adjustment	5.6(a)(1)
Environmental Defect Notice	5.4
Environmental Defect Property	5.4
Environmental Defect Value	5.4
Environmental Disputed Matters	5.7
Environmental Law	5.1
Equipment	1.3(e)
Escrow Agent	2.1(a)
Escrow Account	2.1(a)
Excluded Assets	1.4
Final Purchase Price	13.1(a)
Final Settlement Date	13.1(a)
Final Settlement Statement	13.1(a)
Governmental Entity	5.1
Hazardous Materials	5.1
Hydrocarbons	1.3(b)
Indemnified Party	14.4(a)
Indemnifying Party	14.4(a)
Individual Title Threshold	4.2(i)
Individual Environmental Threshold	5.6(b)
Information	8.2(b)
JAG	15.15(a)
Knowledge	15.11

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Lands	1.3(a)
Leases	1.3(a)
Losses	14.3
Material Agreements	6.14
Net Casualty Loss	8.3(c)
Net Revenue Interest	4.1(c)(i)
Notice of Defective Interest	4.2(c)
Obligations	14.1
Permitted Encumbrances	4.1(d)
Preliminary Settlement Statement	2.3
Production Taxes	9.1
Property Expenses	2.3(b)
Purchase Price	2.1
Records	1.3(i)
Remediate; Remediation	5.1
Required Consent	4.4(a)
Retained Liabilities	14.2
Seller	Opening paragraph
Survival Period	15.13
Title Benefit	4.2(b)
Title Benefit Amount	4.2(h)
Title Benefit Notice	4.2(d)
Title Deductible	4.2(i)
Title Defect	4.2(a)
Title Defect Adjustment	4.2(f)
Title Defect Amount	4.2(g)
Title Defect Property	4.2(c)
Title Disputed Matters	4.3
Transaction	Opening paragraph
Transfer Taxes	9.3
Wells	1.3(c)
Working Interest	4.1(c)(ii)

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List of Exhibits
Exhibit A	Leases
Exhibit B	Wells
Exhibit C	Equipment
Exhibit D	Contracts
Exhibit E	Form of Assignment, Bill of Sale and Conveyance
Exhibit F	Form of Certificate of Non-Foreign Status
Exhibit G	Form of Escrow Agreement

List of Schedules
Schedule 2.2	Allocated Values
Schedule 6.4	Liens
Schedule 6.9	Capital Expenditures
Schedule 6.12	Imbalances
Schedule 6.16	Preferential Rights and Required Consents
Schedule 6.20	Plugging and Abandonment Obligations
Schedule 6.22	Payout Balances
Schedule 6.23	Revenue Status
Schedule 13.4	Suspense Accounts

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PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (the "Agreement"), is dated February 15, 2019, by and between EnergyQuest II, LLC, a Texas limited liability company ("Seller"), with an address of 4526 Research Forest Drive, Suite 200, The Woodlands, Texas 77381-4079, and Empire North Dakota LLC, a Delaware limited liability company ("Buyer"), with an address of 1203 E. 33rd Street, Suite 250, Tulsa, Oklahoma 74105, each of them being a "Party" and both being "Parties". The transaction contemplated by this Agreement may be referred to as the "Transaction."

RECITALS
A. Seller owns certain oil and gas leases located in Montana and North Dakota and associated assets as more fully described in Section 1.3;
B. Seller desires to sell and Buyer desires to purchase all of Seller's interest in such assets upon the terms and conditions set forth in this Agreement;
AGREEMENT
In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:
ARTICLE 1
 PURCHASE AND SALE
1.1 Purchase and Sale.  Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, assign and deliver to Buyer, all of Seller's right, title and interest in the Assets for the consideration specified in Article 2.
1.2 Effective Time.  The purchase and sale of the Assets shall be effective as of January 1, 2019, at 12:01 a.m. local time (the "Effective Time").
1.3 Assets.  "Assets" refers to all of Seller's right, title and interest in and to the following as of the Effective Time:
(a) The oil and gas leases specifically described in Exhibit A (the "Leases") and any extensions, ratifications or amendments to such leases, together with all other rights, titles and interest of Seller in and to such leases (including all working interests, leasehold estates, mineral interests, royalty interests, overriding royalty interests, net profits interests, production payments, forced pooled interests, interests acquired under contracts and similar interests) and the lands covered thereby or lands pooled or unitized therewith (the "Lands");
(b) The oil, gas, casinghead gas, coalbed methane, condensate and other gaseous and liquid hydrocarbons or any combination thereof, sulphur extracted from hydrocarbons and all other lease substances under the Leases ("Hydrocarbons") that may be produced and saved under or otherwise allocated to the Leases from and after the Effective Time.;

(c) The oil, gas, water or injection wells located on the Lands, whether producing, shut-in, or temporarily abandoned described in Exhibit B (the "Wells"), including all of the personal property, equipment, fixtures and improvements used in connection therewith;
(d) The unitization, pooling and communitization agreements, declarations, orders, and the units created thereby relating to the properties and interests described in Subsections 1.3(a) through (c) and to the production of Hydrocarbons, if any, attributable to said properties and interests;
(e) All equipment, machinery, fixtures and other tangible personal property and improvements located on and used or held for use solely in connection with the operation of the interests described in Subsections 1.3(a) through (d) including, without limitation,  any tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, roads, and other appurtenances, improvements and facilities, (the "Equipment") described on Exhibit C;
(f) All surface leases, permits, rights-of-way, licenses, easements and other surface rights agreements used or held in connection with the production, gathering, treatment, processing, storing, sale or disposal of Hydrocarbons or produced water from the interests described in Subsections 1.3(a) through (e), including, without limitation, those described on Exhibit D;
(g) All existing contracts and effective sales and purchase contracts, operating agreements, exploration agreements, development agreements, seismic licenses, balancing agreements, farmout agreements, service agreements, transportation, processing, treatment and gathering agreements, equipment leases and other contracts, agreements and instruments, including, without limitation, the contracts described in Exhibit D,  insofar as they directly relate to the properties and interests described in Subsections 1.3(a) through (e) (the "Contracts") and provided that "Contracts" shall not include the instruments constituting the Leases;
(h) The environmental and other permits, licenses, orders, authorizations, franchises and related instruments granted by any Governmental Authority or rights relating to the ownership, operation or use of the Assets;
(i) To the extent transferable, without expense to Seller, engineering, geologic, geophysical and seismic data and licenses pertaining to the interests described in Sections 1.3(a) through (g) (the "Data");
(j) Any real or personal property or contract right that is primarily related to the ownership, operation or use of the Assets;
(k) Any trucks, trailers, vehicles or other rolling stock that is primarily related to the ownership, operation or use of the Assets;
(l) All Imbalances relating to the Assets; and
(m) To the extent transferable, all files, records, and data relating to the items described in Subsections (a) through (g) above (the "Records"), which Records shall include, without limitation:  lease records; well records; division order records; contract records; well files; title records (including abstracts of title, title opinions and memoranda, and title curative documents); engineering records; geologic records; correspondence; electronic data files (if any); maps; production records; electric logs; core data; pressure data; and accounting records.

1.4 Excluded Assets.  Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the Transaction (collectively, the "Excluded Assets"):
(a) (i) all corporate, financial, income, tax and legal records of Seller that relate to Seller's business generally (whether or not relating to the Assets) and (ii) all books, records and files that relate to the Excluded Assets;
(b) all rights to any refunds for taxes or other costs or expenses borne by Seller or Seller's predecessor's in interest and title attributable to periods prior to the Effective Time;
(c) Seller's area wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller's business generally;
(d) all trade credits, account receivables, note receivables, take or pay amounts receivable, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time;
(e) any refunds due Seller by a third party for any overpayment of rentals, royalties, excess royalty interests or production payments attributable to the Assets with respect to any period of time prior to the Effective Time; and
(f) any causes of action, claims, rights, indemnities or defenses with respect to the Assets, whether arising before or after the Effective Time, that relate to the Retained Liabilities or with respect to any indemnification obligation of Seller hereunder as more fully described in Article 14 below.
ARTICLE 2
 PURCHASE PRICE
2.1 Purchase Price.  Subject to the other terms and conditions of this Agreement, the purchase price for the Assets shall be five million six hundred thousand doloars ($5,600,000.00) (the "Purchase Price").  The Purchase Price shall be payable as follows:
(a) Upon execution hereof, Seller, Buyer and Wells Fargo Bank National Association, (the "Escrow Agent") shall enter into the escrow agreement ("Escrow Agreement") in substantially the form attached hereto as Exhibit G and Buyer shall deposit into an escrow account ("Escrow Account"), on or before February 15, 2019, by wire transfer of immediately available funds, an amount equal to three hundred five thousand dollars ($305,000) (the "Deposit"). The Deposit and accrued interest shall be a credit to the Closing Amount (as defined in Section 2.3 below at Closing), but it shall continue to be held under the terms of the Escrow Agreement and the terms of Section 2.1(b). If this Agreement is terminated, at or prior to Closing,, the Deposit and accrued interest shall be paid to Seller or returned to Buyer in accordance with Article 11. Escrow fees shared by the escrow Agent pursuant to the Escrow Agreement shall be paid one-half by Seller and one-half by Buyer.
(b) From and after Closing, (i) Buyer shall be entitled to recover from the funds in the Escrow Account any and all payments due from Seller to Buyer under Article 13, and (ii) Buyer Indemnified Parties shall be entitled to recover from the funds in the Escrow Account all

Losses that are subject to indemnification obligations owed by Seller under Article 14. The Escrow Agent shall disburse to Buyer or Buyer Indemnified Parties, subject to the requirements of the Escrow Agreement. The amount of funds disbursed to Buyer (or Buyer Indemnified Parties, as applicable) shall equal the amount finally determined to be due from Seller to Buyer under Article 13, plus the amounts of Losses finally determined to be due to the Buyer Indemnified Parties in connection with any finally resolved Claims. On the day that is 30 days after the Final Settlement Date (the "Escrow Release Date"), the Escrow Agent shall release to Seller, the funds in the Escrow Account (less any fees due the Escrow Agent), as may be reduced under this Section 2.1(b), less (A) the total of all amounts due to Buyer under Article 13 and (B) the amount of all Losses subject to indemnification obligations owed by Seller under Article 14 for which a Claim Notice was properly and timely submitted to Seller and that has not been finally resolved. The total of all amounts due to Buyer under Article 13 and the amount of all Losses subject to indemnification obligations owed by Seller under Article 14 for which a Claim Notice was properly and timely submitted to Seller and that has not been finally resolved as of the Escrow Release Date shall continue to be held by the Escrow Agent, and shall be released in accordance with the Escrow Agreement when the Claims related to such Claim Notices are finally resolved pursuant to the terms of this Agreement. The Deposit shall be Buyer's sole recourse to satisfy any Losses under Section 14.3(a)(iii).  Buyer may recover with respect to all amounts due to Buyer under Article 13 and Article 14 (other than Section 14.3(a)(iii)) directly from Seller. Buyer may assert a claim against and collect directly from Seller for amounts due to Buyer under Article 13 and Article 14 (other than Section 14.3(a)(iii)), without requirement to first seek recovery from the Escrow Account and if Buyer so elects such election shall not constitute an election of remedies and Buyer shall be entitled to seek recovery from the Escrow Account as permitted by this Agreement.
(c) The balance of the Purchase Price shall be paid at Closing by wire transfer of immediately available funds.  After Closing, final adjustments to the Purchase Price shall be made pursuant to the Final Settlement Statement to be delivered pursuant to Section 13.1(a) and payments made by Buyer or Seller as provided in Section 13.1(a).
2.2 Allocation of the Purchase Price.  The unadjusted Purchase Price is allocated among the Assets as set forth on Schedule 2.2. The "Allocated Value" for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.2 increased or decreased as described in this Article 2.
2.3 Adjustments to Purchase Price and Preliminary Settlement.  The Purchase Price shall be adjusted according to this Section 2.3 without duplication.  Such adjustment shall be set out on a "Preliminary Settlement Statement" that shall be delivered by Seller to Buyer at least three (3) business days prior to Closing and shall be approved by Seller and Buyer on or before Closing.  The Preliminary Settlement Statement shall set forth the Purchase Price as adjusted as provided in this Section 2.3 using the best information available at the Closing Date, which amount shall be paid at Closing and is referred to herein as the "Closing Amount."
(a) Proration of Costs and Revenues.  Buyer shall be entitled to all production of Hydrocarbons from or attributable to the Leases and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Expenses (as defined in Section 2.3(b) below) incurred at and after the Effective Time.  Seller shall be entitled to all Hydrocarbon production from or attributable to the Leases and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Expenses incurred prior to the Effective Time.  "Earned" and "incurred", as used in the Agreement shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society ("COPAS") standards, except as otherwise specified herein.  For purposes of allocating production (and accounts receivable with respect thereto), under this Section 2.3(a), (i) liquid Hydrocarbons shall be deemed to be "from or attributable to" the Leases and Wells when they pass through the pipeline connecting into the storage facilities into which they are run or into tanks connected to the Wells and (ii) gaseous Hydrocarbons shall be deemed to be "from or attributable to" the Leases and Wells when they pass through the royalty measurement meters, delivery point sales meters or custody transfer meters on the gathering lines or pipelines through which they are transported (whichever meter is closest to the well).  Seller shall utilize reasonable interpolative procedures, consistent with industry practice, to arrive at an allocation of production when exact meter readings or gauging and strapping data are not available.  As part of Preliminary Settlement Statement, Seller shall provide to Buyer, all data necessary to support any estimated allocation, for purposes of establishing the Closing Amount.
(b) Property Expenses.  The term "Property Expenses" means all capital expenses (including the Capital Expenditures set forth on Schedule 6.9 and all capital expenditures authorized by Section 8.1(a)), plugging and abandonment expenses, and operating expenses incurred in the ownership, development and operation of the Assets in the ordinary course of business and, where applicable, in accordance with any relevant operating agreement, if any, and all Lease rental and maintenance costs, net profit payments, royalties, overriding royalties and other similar burdens incurred in connection with the Leases or the production and sale of Hydrocarbons therefrom, but excluding Production Taxes (which shall be apportioned as of the Effective Time in accordance with Article 9).  "Property Expenses" shall include overhead for the period between the Effective Time and the Closing Date based upon the applicable joint operating agreement and where no joint operating agreement is applicable the overhead shall be one thousand one hundred dollars ($1,100.00) per month for each Well that produces for any portion of such month.
(c) Upward Adjustments.  To calculate the Closing Amount, the Purchase Price shall be adjusted upward by the following:
(1) The proceeds received by Buyer, net of royalties, overriding royalties, profit payments and similar burdens, from the sale of any Hydrocarbons that were produced from the Assets prior to the Effective Time;
(2) An amount equal to all Property Expenses attributable to the Assets for the period from and after the Effective Time that were paid by Seller prior to Closing;
(3) An amount equal to the value of (i) all oil and other Hydrocarbons in pipelines or flowlines or in tanks above the pipeline sales connection (exclusive of any brine, sludge or water that may be present in the oil storage tanks), in each case that at the Effective Time, estimated based on run tickets as of the Effective Time, is credited to Seller's interest in the Leases or Wells and (ii) all unsold inventory of gas plant products attributable to Seller's interests in the Leases or Wells at the Effective Time, each such value to be the contract price in effect as of the Effective Time or, in the absence of an applicable contract price, the average price per unit for sales of production for the respective production period attributable to the Leases or Wells as of the Effective Time, less any applicable severance taxes and royalties;

(4) To the extent that there are any pipeline imbalances, if the net of such imbalances is an overdelivery imbalance (that is, at the Effective Time, Seller has delivered more gas to the pipeline than the pipeline has redelivered for Seller), the Purchase Price shall be adjusted upward by the first-of-the-month price of spot gas delivered to pipelines for Colorado Interstate Gas Company (Rocky Mountains) as reported in Inside F.E.R.C.'s Gas Market Report for the month in which the Effective Time occurs times the net overdelivery imbalance in MMBtus.  In the event such publication shall cease to be published, the Parties shall select a comparable publication;
(5) An amount equal to the sum of all Title Benefit Amounts, if any, pursuant to Section 4.2(h);
(6) Any other amount provided for in this Agreement or otherwise agreed to by Buyer and Seller; and
(7) By an amount equal to the Asset Operating Fee, as that term is described in Section 15.16, below.
(d) Downward Adjustments.  To calculate the Closing Amount, the Purchase Price shall be adjusted downward by the following:
(1) An amount equal to the Title Defect Adjustment, if any, pursuant to Section 4.2(e);
(2) An amount equal to the Environmental Defect Adjustment, if any, pursuant to Section 5.6(a)(1);
(3) Subject to the Individual Title Threshold, an amount equal to the Allocated Value of any Title Defect Property not conveyed at Closing pursuant to Section 4.3;
(4) Subject to the Individual Environmental Threshold, an amount equal to the Allocated Value of any Environmental Defect Property (i) excluded from the Transaction pursuant to Section 5.6(a)(2), or (ii) not conveyed at Closing pursuant to Section 5.7;
(5) An amount equal to the Allocated Value of any Assets not conveyed at Closing due to the exercise of any preferential rights to purchase in accordance with Section 4.4(b) or the failure to obtain a consent to assign in accordance with Section 4.4(a);
(6) Any proceeds on Hydrocarbons produced from and after the Effective Time, net of royalties, overriding royalties, net profit payments and similar burdens, received by Seller between the Effective Time and Closing relating to the Assets;
(7) An amount equal to all Property Expenses attributable to the Assets for the period prior to the Effective Time that are paid by Buyer prior to Closing or that are unpaid as of Closing;
(8) To the extent that there are any pipeline imbalances, if the net of such imbalances is an under-delivery imbalance (that is, at the Effective Time, Seller has delivered less gas to the pipeline than the pipeline has redelivered for Seller), the Purchase Price shall be adjusted downward by the first-of-the-month price of spot gas delivered to pipelines for Colorado Interstate Gas Company (Rocky Mountains) as reported in Inside F.E.R.C.'s Gas Market Report for the month in which the Effective Time occurs times the net under-delivery imbalance in MMBtus.  In the event such publication shall cease to be published, the Parties shall select a comparable publication;

(9) The value of any Casualty Loss pursuant to Section 8.3(c);
(10) An amount equal to the revenue held in suspense by Seller for royalties, overriding royalties and similar leasehold burdens and handled in accordance with Section 13.4;
(11) Any other amount provided in this Agreement or otherwise agreed to by Buyer and Seller.
(e) Well Imbalance Adjustments.  Seller and Buyer agree that the Purchase Price will be adjusted downward or upward, as appropriate, by an amount equal to the well imbalances existing as of the Effective Time multiplied by the average value on an MMbtu basis at the wellhead for sales of production during the month in which the Effective Time occurs.
ARTICLE 3
BUYER'S INSPECTION
3.1 Due Diligence.  Upon execution of this Agreement, but subject to Section 3.3 and obtaining any required consents of third parties, Seller will make the Assets available to Buyer and its representatives for inspection and review to permit Buyer to perform its due diligence (the "Due Diligence Review") as hereinafter provided.  Buyer shall be entitled to conduct its Due Diligence Review until 5:00 o'clock p.m., Central Time, on March 15, 2019 (the "Due Diligence Period") and submit notices pertaining to the Due Diligence Review to be received by Seller no later than 5:00 o'clock p.m., Central Time, on March 18, 2019 (the "Defect Notice Date").
3.2 Access to Records.  The Records will be made available to Buyer at the offices of Seller during Seller's normal business hours or as otherwise reasonably requested by Buyer to complete its Due Diligence Review. Seller shall use commercially reasonable efforts, at no cost to Seller, to obtain any information from third parties pertaining to the Assets and to obtain the necessary consents to allow Buyer's examination of any confidential information that is material to this transaction.
3.3 On-Site Inspection.  Subject to obtaining consent from any third party Operator of the Assets, Seller hereby consents to Buyer conducting, prior to Closing and upon advance notice to Seller, at Buyer's sole risk and expense, (i) on-site inspections; and (ii) an ASTM Phase One Environmental Assessment (an "Environmental Assessment") of the Assets.  In connection with any Environmental Assessment, Buyer agrees not to interfere with the normal operation of the Assets and agrees to comply with all requirements and safety policies of the operator.  If Buyer or its agents prepares an Environmental Assessment, Buyer will furnish a copy thereof to Seller, and the Parties shall execute a "common undertaking" letter regarding the confidentiality of the Environmental Assessments.  In the event Buyer determines that more than an Environmental Assessment is required in order to properly determine the environmental condition of an Asset, including, without limitation, conducting invasive sampling or testing, the written consent of Seller shall be obtained prior to conducting such activities, which consent may be withheld at Seller's discretion.  In connection with the granting of access to Buyer to conduct its Due Diligence Review pursuant to this Article 3, Buyer represents that it is adequately insured, and will provide certificates of insurance to Seller prior to exercising its rights of access, which certificates shall designate Seller as an additional insure, be primary to any insurance of Seller, and waive subrogation.  Except to the extent caused by Seller's gross negligence or willful misconduct, Buyer waives, releases and agrees to defend and indemnify Seller and Seller's representatives against all claims for injury to, or death of, persons or for damage to property arising in any way from the access afforded to Buyer or the activities of Buyer.  This waiver, release and indemnity by Buyer shall survive termination of this Agreement.
3.4 Disclaimer.  Except for the representations and warranties contained in this Agreement, Seller makes no warranty or representation of any kind as to the Records or any information contained therein.  Buyer agrees that any conclusions drawn from the Records shall be the result of its own independent review and judgment.
ARTICLE 4
TITLE MATTERS
4.1               Seller's Title.
(a) Limited Defensible Title Representation.  Seller represents and warrants to Buyer that, as of the Effective Time and as of the Defect Notice Date its title to the Leases and Wells is Defensible Title as defined in Section 4.1(c).  Except as set forth in this Section 4.1(a) and the Assignment and Bill of Sale, the form of which is attached hereto as Exhibit E, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller's title to the Leases and Wells and Buyer hereby acknowledges and agrees that Buyer's sole remedy for any defect of title, including any Title Defect, with respect to any of the Leases and Wells before Closing, shall be Buyer's right to adjust the Purchase Price to the extent provided in this Article 4.
(b) Exclusive Remedy. With the exception of the special warranty of title in the Assignment and Bill of Sale delivered at Closing, the form of which is attached hereto as Exhibit E, (i) the representation and warranty in Section 4.1(a) shall terminate as of the Defect Notice Date and shall have no further force and effect thereafter, and (ii) Section 4.2 shall be the exclusive right and remedy of Buyer with respect to Seller's failure to have Defensible Title with respect to the Leases and Wells.  Notwithstanding anything herein provided to the contrary, if a Title Defect under this Article 4 results from any matter which could also result in the breach of any representation or warranty of Seller under Article 6 of this Agreement, then Buyer shall only be entitled to assert such matter before Closing as a Title Defect to the extent permitted by this Article 4.  Buyer shall be precluded from also asserting such matter as the basis of the breach of any such representation or warranty under Article 6.
(c) Defensible Title - Leases and Wells.  The term "Defensible Title" means such ownership of record deducible from the applicable county, state and federal records, and Seller's business files, and is such that a prudent person engaged in the business of the ownership, development and operation of oil and gas properties and having knowledge of all of the facts and their legal bearing would be willing to accept the same, to the Leases and Wells, that, subject to and except for Permitted Encumbrances as defined in Subsection 4.1(d):
(i) Entitles Seller to receive a share of the Hydrocarbons produced, saved and marketed from any Lease or Well throughout the duration of the productive life of such Lease or Well after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments or other similar burdens on or measured by production of Hydrocarbons (a "Net Revenue Interest"), of not less than the Net Revenue Interest shown in Exhibit A and Exhibit B for such Lease or Well;

(ii) Obligates Seller to bear a percentage of the costs and expenses for the maintenance, development, operation and the production relating to any Lease or Well throughout the productive life of such Lease or Well ("Working Interest") not greater than the Working Interest shown in Exhibit A and Exhibit B for such Lease or Well without increase, except increases to the extent that they are accompanied by a proportionate increase in Seller's Net Revenue Interest;
(iii) is free and clear of liens, encumbrances and defects.
(d) Permitted Encumbrances. The term "Permitted Encumbrances" shall mean:
(1) lessors' royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interests below those set forth on Exhibit A and Exhibit B;
(2) statutory liens for Production Taxes or assessments not yet due and delinquent or if delinquent are being contested in good faith in the normal course of business;
(3) all rights to consent by, required notices to, filings with, or other actions by Governmental Entities, in connection with the conveyance of the applicable Asset if the same are customarily sought after such conveyance;
(4) rights of reassignment contained in any Leases, or assignments thereof, providing for reassignment upon the surrender or expiration of any Leases;
(5) easements, rights-of-way, servitudes, permits, surface leases and other rights with respect to surface operations, on, over or in respect of any of the Assets or any restriction on access thereto that do not materially interfere with the operation of the affected Asset;
(6) materialmen's, mechanics', operators' or other similar liens arising in the ordinary course of business (i) if such liens and charges have not been filed pursuant to law and the time for filing such liens and charges has expired, or (ii) if filed, such liens and charges have not yet become due and payable, or payment is being withheld as provided by law;
(7) the terms and conditions of the Leases and Contracts to the extent such terms and conditions do not reduce the Net Revenue Interest set forth in Exhibit A and Exhibit B nor prevent the receipt of proceeds of production therefrom, increase the share of costs above the Working Interest set forth in Exhibit A and Exhibit B, without a proportionate increase in Seller's Net Revenue Interest, nor are such as to materially interfere with or detract from the ownership, operation, value or use of the Assets;
(8) such Title Defects, as defined in Section 4.2(a), as Buyer has waived;

(9) any defects, irregularities or deficiencies in title to easements, rights-of-way or surface use agreements that do not reduce the Net Revenue Interest set forth in Exhibit A and Exhibit B nor prevent the receipt of proceeds of production therefrom, increase the share of costs above the Working Interest set forth in Exhibit A and Exhibit B, without a proportionate increase in Seller's Net Revenue Interest or materially adversely affect the value of any Asset;
(10) mortgages and deeds of trust granted by the lessors of any of the Leases;
(11) preferential rights to purchase, consents to assignment and similar agreements;
(12) all applicable laws (including any and all changes in or modifications of, or promulgations, adoptions, issuances, repearls or replacements of, or any and all changes in the enforcement of, applicable laws and any interprestations thereof by any Govermental Entity;
(13) rights of a common owner of any interest in rights-of-way, permits or easements relating to the Assets and such common owner as tentant in common or through common ownership, so long as such rights do not materially impair the use of such property for the purposes for which it is currently operated; and
(14) all other liens, charges, encumbrances, contracts, agreements, instruments, obligations and irregularities affecting the Assets that do not (or would not upon foreclosure or other enforcement) reduce the Net Revenue Interest set forth in Exhibit A and Exhibit B nor prevent the receipt of proceeds of production therefrom, increase the share of costs above the Working Interest set forth in Exhibit A and Exhibit B, nor are such as to materially interfere with or detract from the ownership, operation, value or use of the Assets.
4.2               Purchase Price Adjustment Procedures.
(a) Title Defect.  As used in this Agreement, the term "Title Defect" means any lien, charge, encumbrance, obligation, defect, condition or other matter (including without limitation a discrepancy in Net Revenue Interest or Working Interest) that causes a breach of Seller's representation and warranty in Section 4.1(a).  Notwithstanding the foregoing, the following shall not be considered Title Defects:
(1) defects based solely on lack of information in Seller's files;
(2) defects in the chain of title consisting of the mere failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission has resulted in another Person's actual or purported and superior claim of title to the relevant Asset;
(3) defects arising out of lack of survey, unless a survey is expressly required by applicable laws or regulations;
(4) defects asserting a change in Working Interest or Net Revenue Interest based on a change in drilling and spacing units, tract allocation or other changes in pool or unit participation occurring after the date of this Agreement;

(5) defects arising out of lack of corporate or other entity authorization unless Buyer provides a reasonable basis for the assertion that such corporate or other entity action was not authorized and results in another person's actual or purported and superior claim of title to the relevant Asset;
(6) defects based on failure to record Leases issued by the Bureau of Land Management or the State of North Dakota in the real property records of the county in which such lease is located:
(7) defects based on failure  of working interest parties to execute a Joint Operating Agreement covering any lease or well set forth in Exhibit A and Exhibit B; and
(8)  defects that have been cured by applicable laws of limitations or prescription.
In evaluating whether an encumbrance, encroachment, irregularity, defect in or objection to title constitutes a Title Defect, due consideration shall be given to the length of time that the Asset has been producing hydrocarbon substances, whether the interests of Seller are in "pay status" and whether such defect is of the type expected to be encountered in the area involved and is customarily acceptable to prudent operators and interest owners.  As used herein, Seller's interest shall be in "pay status" when payment is being made by a third party for the production therefrom without indemnity from Seller except such indemnity as is customarily made in division orders, transfer orders, letters in lieu, product purchase agreements and similar documents governing payment of proceeds from production.
Title Benefit.  As used in this Agreement, the term "Title Benefit" shall mean any right, circumstance or condition that operates (i) to increase the Net Revenue Interest of Seller in any Lease or Well above that shown in Exhibit A or Exhibit B, to the extent the same does not cause a greater than proportionate increase in Seller's Working Interest therein above that shown in Exhibit A or Exhibit B, (ii) to decrease the Working Interest of Seller in any Lease or Well below that shown in Exhibit A or Exhibit B, with no proportionate decrease in the Net Revenue Interest shown on Exhibit A or Exhibit B for the affected Lease or Well.
(b) Notice of Defective Interest.  On or before the Defect Notice Date, Buyer shall advise Seller in writing of any matters that in Buyer's reasonable opinion constitute a Title Defect with respect to Seller's title to all or any portion of the Assets ("Notice of Defective Interest").  The Notice of Defective Interests shall be in writing and contain the following:  (i) a description of the alleged Title Defect(s), (ii) the Leases or Wells or other Assets affected by the Title Defect (each a "Title Defect Property"), (iii) the Allocated Value of each Asset subject to the Title Defect, (iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s), and (v) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations and information upon which Buyer's belief is based.
(c) Notice of Title Benefits.  On or before the Defect Notice Date, Seller shall have the right, but not the obligation, to advise Buyer in writing of any matters that in Seller's reasonable opinion constitute a Title Benefit with respect to Seller's title to all or any portion of the Leases and Wells (a "Title Benefit Notice").  The Title Benefit Notice shall be in writing and contain the following:  (i) a description of the Title Benefit, (ii) the Leases or Wells affected by the Title Benefit, (iii) the Allocated Values of each Lease or Well subject to such Title Benefit, and (iv) the amount by which the Seller reasonably believes the Allocated Value of such Leases or Wells is increased by the Title Benefit, and the computations and information upon which Seller's belief is based. Seller shall be deemed to have waived all Title Benefits of which it has not given notice on or before the Defect Notice Date.

(d) Seller's Right to Cure.  Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove at any time prior to Closing, to Buyer's reasonable satisfaction, any Title Defects asserted by Buyer prior to the Defect Notice Date.
(e) Remedies for Title Defects.  Subject to Seller's continuing right to dispute the existence of a Title Defect or the Title Defect Amount asserted with respect thereto, in the event that any Title Defect timely asserted by Buyer in accordance with Section 4.2(b) is not waived by Buyer or cured on or before Closing, Seller may elect to: (i) exclude the Title Defect Property from the Transaction and, subject to the Individual Title Threshold, reduce the Purchase Price by the Allocated Value of the Title Defect Property, or (ii) convey the Title Defect Property to Buyer at Closing, and, subject to the Individual Title Threshold and the Title Deductible, reduce the Purchase Price by the Title Defect Amount of the Title Defect ("Title Defect Adjustment") and Seller shall retain the right to cure such Title Defect after Closing.  Seller shall have one hundred eighty (180) days after the Closing Date in which to attempt to cure any such Title Defects subject to the continuing application of the Individual Title Threshold and the Title Deductible.  If Seller timely cures any such Title Defect, then Buyer shall promptly pay the Title Defect Adjustment with respect to the Title Defect that is so cured, together with accrued interest, to Seller.
(f) Title Defect Amount.  The "Title Defect Amount" means the amount by which the Allocated Value of the Title Defect Property affected by such Title Defect is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:
(1) if Buyer and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;
(2) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount of the payment necessary to remove the Title Defect from the Title Defect Property;
(3) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (1) through (3) above, the Title Defect Amount shall be determined by taking into account the following factors:  (i) any discrepancy between (A) the Working Interest for any Title Defect Property and (B) the Working Interest stated in Exhibit A or Exhibit B; (ii) the Allocated Value of the Title Defect Property; (iii) the portion of the Title Defect Property affected by the Title Defect; (iv) the legal effect of the Title Defect; (v) the values placed upon the Title Defect by Buyer and Seller, and (vi) such other reasonable factors as are necessary to make a proper evaluation.
Notwithstanding anything to the contrary in this Article 4, the aggregate Title Defect Amounts attributable to all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(g) Title Benefit Amount.  The "Title Benefit Amount" means the amount by which the Allocated Value of the Leases or Wells affected by such Title Benefit is increased as a result of the Title Benefit.  The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the same methodology, terms and conditions for determining the Title Defect Amount.
(h) Title Threshold; Deductible.  Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed forty thousand dollars ($40,000) ("Individual Title Threshold"); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Threshold unless the aggregate of Title Defect Amounts of all Title Defects (as defined above in 4.2(a)), excluding any Title Defects cured by Seller, exceeds an amount equal to four percent (4%) of the Purchase Price ("Aggregate Title Threshold"), after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to the aggregate Title Defects amount in excess of such Aggregate Title Threshold ("Title Deductible").
4.3 Title Dispute Resolution.  The Parties shall attempt to initially resolve through good faith negotiations all disputes regarding the following matters:  (i) the existence and scope of a Title Defect or Title Benefit, (ii) the Defect Value or Title Benefit Amount and (iii) the adequacy of Seller's Title Defect curative materials and Buyer's reasonable satisfaction thereof (the "Title Disputed Matters").  If the Parties cannot resolve any Title Disputed Matter on or before Closing, the Title Defect Property pertaining to such Title Disputed Matter into the Escrow Account. The Escrow Agreement shall provide, with respect to the Title Disputed Matters, that funds will be released from escrow only upon the joint written instructions of the Parties (which instructions shall be given by the Parties so as to give effect to the decision of the arbitrator within ten (10) business days after  the arbitrator renders the decision).  Any Title Disputed Matter will be finally determined by binding arbitration pursuant to Section 15.15.
4.4 Preferential Rights and Consents.  The remedies set forth in this Section 4.4 are the exclusive remedies under this Agreement for consents to assign and preferential rights to purchase.
(a) Consents.  All required consents to assignment that are necessary for Seller to execute, deliver and perform its obligations under this Agreement, other than such consents and approvals which are customarily obtained post-Closing (each, a "Required Consent"), are set forth on Schedule 6.16.  Seller shall use reasonable efforts to obtain all Required Consents prior to Closing.  If prior to Closing Buyer fails to obtain a Required Consent to assign that would invalidate the conveyance of the Asset affected by the consent to assign or materially affect the value or use of the Asset ("Affected Asset"), Seller shall retain the Affected Asset and the Purchase Price shall be reduced by the Allocated Value of the Affected Asset.  Seller, with Buyer's assistance, shall use its reasonable efforts to obtain such Required Consent as promptly as possible following Closing.  If such Required Consent has been obtained as of the Final Settlement Date, Seller shall convey the Affected Asset to Buyer effective as of the Effective Time and Buyer shall pay Seller the Allocated Value of the Affected Asset, less any proceeds from the Affected Asset attributable to the period of time after the Effective Time received and retained by Seller (net of any Property Expenses paid by Seller attributable to such period).  If such Required Consent has not been obtained as of the Final Settlement Date, the Affected Asset shall be excluded from the Transaction and the Purchase Price shall be deemed to be reduced by an amount equal to the Allocated Value of the Affected Asset.  Buyer shall reasonably cooperate with Seller in obtaining any Required Consent including providing assurances of reasonable financial conditions.

(b) Preferential Purchase Rights.  All preferential right to purchase are set forth on Schedule 6.16. Upon execution of this Agreement, but in any event prior to Closing, Seller shall give the necessary notices required in connection with any preferential purchase rights. If prior to Closing Buyer discovers a preferential right to purchase then Seller shall use reasonable good faith efforts to give notices required in connection with preferential purchase rights prior to Closing.  If any preferential right to purchase any portion of the Assets is exercised prior to the Closing Date, then that portion of the Assets affected by such preferential purchase right shall be excluded from the Assets and the Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such affected Assets.    If by Closing, the time frame for the exercise of a preferential purchase right has not expired and Seller has not received notice of an intent not to exercise or a waiver of the preferential purchase right, then Seller shall retain the affected Assets and the Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such affected Assets.  As to any Assets retained by Seller hereunder, following Closing if a preferential right to purchase is not consummated within the time frame specified in the preferential purchase right, or if the time frame for exercise of the preferential purchase right expired without exercise after the Closing, Seller shall promptly convey the affected Asset to Buyer effective as of the Effective Time, and Buyer shall pay the Allocated Value thereof, less any proceeds from the Affected Asset attributable to the period of time after the Effective Time received and retained by Seller (net of any Property Expenses paid by Seller attributable to such period), pursuant to the terms of this Agreement.
ARTICLE 5
 ENVIRONMENTAL MATTERS
5.1 Definitions.  For the purposes of the Agreement, the following terms shall have the following meanings:
"Condition" means any circumstance, status or defect that requires Remediation to comply with Environmental Laws.
"Environmental Defect" means a Condition in, on, under or relating to a particular Asset (including, without limitation, air, land, soil, surface and subsurface strata, surface water, groundwater, or sediments) that causes a particular Asset to be in violation of an Environmental Law.
"Environmental Law" or "Environmental Laws" shall mean any federal, tribal, state, local or foreign law (including common law), statute, rule, regulation, requirement, ordinance and any writ, decree, bond, authorization, approval, license, permit, registration, binding criteria, standard, consent decree, settlement agreement, judgment, order, directive or binding policy issued by or entered into with a Governmental Entity pertaining or relating to:  (a) pollution or pollution control, including, without limitation, storm water; (b) protection of human health from exposure to Hazardous Materials or protection of the environment; (c) employee safety in the workplace; or (d) the management, presence, use, generation, processing, extraction, treatment, recycling, refining, reclamation, labeling, transport, storage, collection, distribution, disposal or release or threat of release of Hazardous Materials.  "Environmental Laws" shall include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., the Solid Waste Disposal Act (as amended by the Resource Conservation and Recovery Act), 42 U.S.C. § 6901 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Federal Safe Drinking Water Act, 42 U.S.C. §§ 300f-300, the Federal Air Pollution Control Act, 42 U.S.C. § 7401 et seq., the Oil Pollution Act, 33 U.S.C. § 2701 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Endangered Species Act, and the regulations and orders respectively promulgated thereunder, each as amended, or any equivalent or analogous state or local statutes, laws or ordinances, any regulation promulgated thereunder and any amendments thereto.

"Governmental Entity" means any national, state, local, native or tribal government or any subdivision, agency, court, commission, department, board, bureau, regulatory authority or other division or instrumentality thereof.
"Hazardous Materials" shall mean, without limitation, any waste, substance, product, or other material (whether solid, liquid, gas or mixed), which is or becomes identified, listed, published, or defined as a hazardous substance, hazardous waste, hazardous material, toxic substance, radioactive material, oil, or petroleum waste, or which is otherwise regulated or restricted under any Environmental Law.
"Remediation" or "Remediate" means investigation, assessment, characterization, delineation, monitoring, sampling, analysis, removal action, remedial action, response action, corrective action, mitigation, treatment or cleanup of Hazardous Materials or other similar actions as required by any applicable Environmental Laws from soil, land surface, groundwater, sediment, surface water, or subsurface strata or otherwise for the general protection of human health and the environment.
5.2               Environmental Representation and Warranty.
(a) As to the Assets operated by Seller, Seller represents and warrants to Buyer that to Seller's Knowledge (i) such Assets have been operated in material compliance with all Environmental Laws, (ii) Seller has not received a written notice of a material violation of an Environmental Law with respect to such Assets, (iii) no notice or action alleging a material violation is pending or threatened against such Assets and (iv) Seller has Remediated any non-material violations for which it has received notice. The term "Knowledge" has the meaning set forth in Section 15.11.
(b) There are no civil, criminal, or administrative actions, lawsuits, litigation, hearings, notices of violation, or proceedings pending against Seller or the Assets operated by Seller as a result of the violation or breach of any Environmental Law.
(c) To Seller's Knowledge, all permits, licenses, consents, certificates, registrations, approvals, variances, waivers, and other authorizations required of Seller by Environmental Laws or by any Governmental Authority or third Person with respect to the ownership or operation of the Assets have been properly obtained and have been and are being maintained in full force and effect, and the Assets are being maintained in compliance with such permits, licenses, consents, certificates, registrations, approvals, variances, waivers, and other authorizations in all material respects.
(d) To Seller's Knowledge, there has been no escape, discharge or disposal that, with notice or the passage of time or both, could reasonably be expected to result in a material environmental liability during the period Seller has owned the Assets.  Seller has not received any written notice from any Governmental Entity that any of the Wells are not in compliance with the anti-flaring regulations promulgated by the Montana Board of Oil & Gas Conservation or the North Dakota Industrial Commission.
5.3 Environmental Liabilities and Obligations. Upon Closing, Buyer agrees to assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to and release Seller, its stockholders, directors, officers, employees, agents and representatives, and their respective successors and assigns (but no other third parties) from all losses including costs of assessment, clean-up, removal and Remediation, and expenses for the modification, repair or replacement of facilities on the Lands brought or assessed by any and all persons, including any Governmental Entity, as a result of any damage to, destruction or loss of property, and any damage to natural resources (including soil, air, surface water or groundwater) to the extent any of the foregoing directly or indirectly is caused by or otherwise involves any environmental condition of the Assets including, but not limited to, the presence, disposal or release of any Hazardous Material of any kind in, on or under the Assets or the Lands created or attributable to the periods of time before, on or after the Effective Time, but specifically excluding any fines or penalties assessed against Seller due to Seller's actions or omissions and/or any personal injury, illness or death prior to the Closing Date ("Buyer's Environmental Liabilities").
5.4 Environmental Defect Notice.  On or before the Defect Notice Date, Buyer shall give Seller written notice of any Environmental Defects as to which Buyer has knowledge prior to the Defect Notice Date (an "Environmental Defect Notice").  An Environmental Defect Notice shall contain (i) a description of the Condition in, on, under or relating to the Asset that causes the alleged Environmental Defect; (ii) a description of the Asset affected by the alleged Environmental Defect (each an "Environmental Defect Property"); (iii) the Allocated Value of each Environmental Defect Property; (iv) supporting documentation reasonably necessary for Seller (as well as any consultant hired by Seller) to verify the existence of the alleged Environmental Defect(s), and (v) Buyer's estimated cost to Remediate the alleged Environmental Defect (the "Environmental Defect Value").
5.5 Seller's Right to Remediate.  Seller shall have the right, but not the obligation, to attempt, at its sole cost, to Remediate to Buyer's reasonable satisfaction, at any time prior to Closing any Environmental Defects asserted by Buyer prior to the Defect Notice Date.
5.6 Environmental Defect Adjustments.  Upon delivery of a timely Environmental Defect Notice, the Parties shall proceed as follows:
(a) With respect to each Environmental Defect asserted by Buyer on or before the Defect Notice Date that is not waived by Buyer or Remediated by Seller on or before Closing, Seller may elect to:
(1) reach agreement with Buyer on the existence and scope of the Environmental Defect and, subject to the Individual Environmental Threshold, reduce the Purchase Price by the Environmental Defect Value of the Environmental Defect (the "Environmental Defect Adjustment"), whereupon Seller shall convey the Environmental Defect Property to Buyer at Closing and Buyer shall thereafter assume all liability for Remediation of the Environmental Defect Property;
(2) exclude the Environmental Defect Property from the Transaction and, subject to the Individual Environmental Threshold, reduce the Purchase Price by the Allocated Value of the Environmental Defect Property; or
(3) challenge the existence and/or scope of the Environmental Defect and/or the Environmental Defect Value asserted by Buyer pursuant to Section 5.7;
provided, however, notwithstanding the foregoing, in the event that Seller does not elect to proceed under Section 5.6(a)(2), Buyer may elect to exclude the Environmental Defect Property from the Transaction and, subject to the Individual Environmental Threshold, reduce the Purchase Price by the Allocated Value of the Environmental Defect Property.

In the event Seller elects to proceed under Section 5.6(a)(1), Seller shall have one hundred eighty (180) days after the Closing Date to attempt to Remediate any Environmental Defects affecting any Environmental Defect Property conveyed to Buyer, subject to the continuing application of the Individual Environmental Threshold.  If Seller timely Remediates any such Environmental Defect to Buyer's reasonable satisfaction, Buyer shall promptly pay the amount of the Environmental Defect Adjustment with respect to the Environmental Defect so Remediated, together with accrued interest, to Seller.  Notwithstanding anything to the contrary in this Article 5, the aggregate Environmental Defect Value attributable to all Environmental Defects upon any Environmental Defect Property shall not exceed the Allocated Value of the Environmental Defect Property.
(b) Environmental Threshold.  Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Environmental Defect for which the Environmental Defect Value does not exceed forty thousand dollars ($40,000) ("Individual Environmental Threshold"); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect that exceeds the Individual Environmental Threshold unless the Environmental Defect Values of all Environmental Defects, in the aggregate, excluding any Environmental Defects Remediated by Seller, exceeds an amount equal to four percent (4%) of the Purchase Price ("Aggregate Environmental Threshold"), after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies.
5.7 Contested Environmental Defects.  The Parties shall attempt to initially resolve through good faith negotiations all disputes regarding the following matters:  (a) the existence and scope of an Environmental Defect, (b) the Environmental Defect Value, and (c) the adequacy of Seller's Remediation and Buyer's reasonable satisfaction thereof (the "Environmental Disputed Matters").  If the Parties cannot resolve any Environmental Disputed Matter on or before Closing, the Environmental Defect Property pertaining to such Environmental Disputed Matter will be retained by Seller at Closing, the Purchase Price will be adjusted downward, subject to the Individual Environmental Threshold, by the Allocated Value of such Environmental Defect Property, and such Environmental Disputed Matter will be finally determined by binding arbitration pursuant to Section 15.15.
5.8 Exclusive Remedies.  The representation and warranty set forth in Section 5.2 shall terminate after the Closing Date and shall have no further force and effect thereafter.  All environmental Conditions not raised by Buyer within the time period provided in Section 5.4 shall be waived by Buyer for all purposes, and Buyer shall have no right to seek an adjustment to the Purchase Price, make a Claim against Seller, legal, monetary or otherwise, or seek indemnification from Seller associated with the same. The rights and remedies granted each Party in this Article together with the indemnifications set forth in Article 14 are the exclusive rights and remedies against the other Party related to any Environmental Defect.
ARTICLE 6
 SELLER'S REPRESENTATIONS AND WARRANTIES
Seller makes the following representations and warranties as of Closing and as of the Effective Time.  The term "Knowledge" has the meaning set forth in Section 15.11.
6.1 Status of Seller.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and is qualified to carry on its business in North Dakota and Montana.

6.2 Power.  Seller has all requisite power and authority to carry on its business as presently conducted.  The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not, as of Closing, violate, or be in conflict with, any material provision of Seller's governing documents, or any material provision of any agreement or instrument to which Seller is a party or by which it is bound, or, to Seller's Knowledge, any judgment, decree, order, statute, rule or regulation applicable to Seller.
6.3 Authorization and Enforceability.  This Agreement constitutes Seller's legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.
6.4 No Liens.  Assets will be conveyed to Buyer at Closing free and clear of all liens, encumbrances and adverse claims created by, through or under Seller, except for Permitted Encumbrances and except as disclosed on Schedule 6.4.
6.5 Liability for Brokers' Fees.  Seller has not incurred any liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.
6.6 No Bankruptcy.  There are no bankruptcy proceedings pending, being contemplated by or, to the Knowledge of Seller, threatened against Seller.
6.7 Litigation.  There are no actions, suits, or proceedings pending or, to Seller's Knowledge, threatened, before any Governmental Entity that would have a material adverse affect on the Assets or impedes or is likely to impede Seller's ability to consummate the transactions contemplated hereby; nor is Seller in default under any order, writ, injunction, or decree of any Governmental Entity;
(b) There is no suit, action, litigation, or arbitration pending against Seller before any Person with respect to the Assets or to Seller's Knowledge, threatened in writing against Seller with respect to the Assets, or that would affect the ability of Seller to consummate the Transaction or perform its obligations hereunder, (b) there is no investigation, proceeding, charge, or audit pending or, to Seller's Knowledge, threatened in writing, before or by any Governmental Authority with respect to any of Seller's interest in the Assets;
(c) Seller has not settled or entered into any other similar agreement or order of any Governmental Authority with respect to the ownership or operation of the Assets that is or could reasonably be expected to be material and that would be binding on Buyer (or materially affect the Assets) after Closing.  To Seller's Knowledge, there is no suit, action, litigation or arbitration related to the Assets pending or threatened in writing against the operators of the Assets.
6.8 Compliance with Law.  The Assets operated by Seller have been operated in compliance with all applicable federal, state and local laws, rules, regulations and orders during the period such Assets have been operated by Seller, and Seller has all the required permits from the appropriate governmental authorities.  To Seller's Knowledge, the Assets not operated by Seller have been operated in compliance with all applicable federal, state and local laws, rules, regulations and orders, and the operator of such Assets has all the required permits from the appropriate governmental authorities.  Seller has not received any written notice of a violation of any statute, law, ordinance, regulation, rule or order of any Governmental Entity that would have a material adverse effect on the Assets.  This Section 6.8 does not include any representation with respect to Environmental Laws, which are exclusively addressed in Article 5.

6.9 Status and Operation of Assets.  Except as described on Schedule 6.9 ("Capital Expenditures"), (i) Seller has incurred no expenses, and has made no commitments to make expenditures in connection with the ownership or operation of the Assets after the Effective Time, other than with respect to routine operations performed in the ordinary course of operating the Wells, which operations are, individually, estimated to cost thirty five thousand dollars ($35,000) or more, net to Seller's interest, and (ii) no contractual obligations, proposals or authorities for expenditures are currently outstanding (whether made by Seller or by any other party) to drill additional wells, to deepen, plug back, or rework existing Wells, to abandon any Wells, or to conduct any other operation on the Assets for which the estimated cost exceeds thirty five thousand dollars ($35,000), net to Seller's interest.
6.10 Non-Consent.  Except as represented on Exhibit B, Seller has not elected (or has not otherwise been deemed) to go non-consent on any operation on the Assets proposed under any applicable operating agreement or otherwise.
6.11 Taxes.  All taxes and assessments pertaining to the Assets based on ownership of the Assets for all taxable periods prior to the taxable period in which this Agreement is executed have been properly paid.  All income taxes and obligations relating thereto that could result in a lien or other claim against any of the Leases have been properly paid, unless contested in good faith by appropriate proceeding, in which case, Seller shall retain responsibility therefore.  With respect to the Assets, there are no suits or proceedings pending, or to Seller's Knowledge, any claims, investigations, audits, inquiries pending or threatened against Seller in respect of taxes.
6.12 Imbalance Volumes.  Except as disclosed on Schedule 6.12, there are no well or pipeline imbalances associated with the Assets.
6.13 Leases.  To Seller's Knowledge, the Leases are in full force and effect and all obligations under the Leases have been fully performed, including but not limited to, the proper and timely payment of all royalties, shut-in payments or delay rentals.  Seller has not received any written notice of default or breach under any of the Leases.
6.14 Material Agreements.  Except for the Leases, Exhibit D contains a complete list of all agreements (the "Material Agreements") that are material to the ownership and operation of the Assets.  Seller is not in material breach or default of its obligations under any Material Agreement, and to Seller's Knowledge, no breach, violation, or default by any third party exists under any Material Agreement.
6.15 Hydrocarbon Sales Contracts.  Except for the Hydrocarbon sales contracts listed on Exhibit D and any such rights provided for in any of the Material Agreements, no Hydrocarbons are subject to a sales contract (other than division orders or spot sales agreements terminable on no more than 30 days' notice) and, to Seller's Knowledge, no person has any call upon, option to purchase or similar rights with respect to the production from the Assets.  Seller is not bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, securities, foreign exchange rates or interest rates. Proceeds from the sale of oil, condensate, and gas from the Assets are being received in all respects by Seller in a timely manner and are not being held in suspense for any reason.

6.16 Preferential Rights and Required Consents.  Except as disclosed on Schedule 6.16, there are no preferential rights to purchase or Required Consents burdening the Assets or applicable to the Transaction.
6.17 Insurance.  As of the Effective Time, Seller maintained, and through the Closing Date will maintain, with respect to the Assets, insurance coverage in amounts and upon terms Seller reasonably believes to be appropriate.
6.18 Areas of Mutual Interest.  Except as disclosed in on Exhibit D, to Seller's Knowledge no Asset is subject to (or has related to it) any area of mutual interest agreement, farmout agreement, farmin agreement, participation agreement or similar agreement under which any party thereto is entitled to receive an assignment of any interest in the Assets not yet made.
6.19 Oil and Gas Operations.  During the period of Seller's ownership, all of the Wells operated by Seller have been drilled, completed, operated, and produced in accordance with good oil and gas field practices and in compliance in all material respects with the applicable Leases, Contracts and applicable laws, (but excluding Environmental Laws, which are solely addressed in Article 5) and (b) all of such Wells have been drilled and completed in their entirety on lands currently covered by the Leases or on lands properly pooled or unitized therewith.  To Seller's Knowledge, (i) all of the Wells not operated by Seller have been drilled, completed, operated, and produced in accordance with good oil and gas field practices and in compliance in all material respects with the applicable Leases, Contracts and applicable laws, (but excluding Environmental Laws, which are solely addressed in Article 5) and (ii) all of such Wells have been drilled and completed in their entirety on lands currently covered by the Leases or on lands properly pooled or unitized therewith.
6.20 Plugging and Abandonment Obligations.  Except as set forth on Schedule 6.20, to Seller's Knowledge there is no Well operated by Seller on the Assets, with respect to which there is an order from a Governmental Entity (in each case) requiring that such well be plugged and abandoned. If any Well has been plugged and abandoned by Seller, such Well has been plugged and abandoned in all material respects in accordance with applicable law.
6.21 Surface Access.  Other than the surface leases, permits, rights-of-way, licenses, easements, and other surface rights agreements described on Exhibit D, to Seller's Knowledge, there are no surface use or access agreements currently in force and effect that would materially interfere with oil and gas operations on the Leases and Lands as currently conducted.  To Seller's Knowledge, Seller has a legal right of access to all of the Leases and Lands.
6.22 Payout Balances.  To Seller's Knowledge and as of the Effective Time, Schedule 6.22 sets forth the Payout Balance for each of the Wells on Exhibit B in which Seller has made a non-consent election.  "Payout Balance" means the status, as of the date of the calculations, of the recovery by a third Person of a cost amount specified in the contract relating to a Well described on Exhibit B out of the revenue from such Well where the Net Revenue Interest of Seller therein will be reduced or Seller's Working Interest therein will be increased when such amount has been recovered.
6.23 Receipt of Revenue.  As of the Execution Date, the operators of the Assets that are not operated by Seller are paying to Seller its share of net proceeds of production as to all of the Wells other than the Wells set forth in Schedule 6.23 that are not yet in pay status, and, except as to those Wells set forth on Schedule 6.23, none of Seller's interest are being held in suspense.

6.24 Condemnation.  To Seller's Knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Assets by reason of condemnation or the threat of condemnation.
6.25 Royalties.  All rentals, royalties and other payments due under the Assets have been property and timely paid, except those amounts in suspense and which are specifically identified on Schedule 13.4.
ARTICLE 7
BUYER'S REPRESENTATIONS AND WARRANTIES
Buyer makes the following representations and warranties as of Closing and as of the Effective Time:
7.1 Organization and Standing.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Texas and as of Closing shall be duly qualified to do business as a foreign limited liability company in North Dakota and each other state where failure to be so qualified could adversely affect the Assets or consummation of the Transaction.
7.2 Power.  Buyer has all requisite power and authority to carry on its business as presently conducted.  The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not, as of Closing, violate, or be in conflict with, any material provision of Buyer's governing documents, or any material provision of any agreement or instrument to which Buyer is a party or by which it is bound, or, any judgment, decree, order, statute, rule or regulation applicable to Buyer.
7.3 Authorization and Enforceability.  This Agreement constitutes Buyer's legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.
7.4 Liability for Brokers' Fees.  Buyer has not incurred any liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.
7.5 Litigation.  There is no action, suit, proceeding, claim or investigation by any person or Governmental Entity pending or, to Buyer's Knowledge, threatened, that impedes or is likely to impede Buyer's ability to consummate the transactions contemplated by this Agreement and to assume the liabilities to be assumed by Buyer under this Agreement.
7.6 Financial Resources.  Buyer will have as of the Closing Date, the financial resources available to close the Transaction without financing that is subject to any material contingency.
7.7 Consents.  There are no consents or other restrictions on assignment, including requirements for consents from third parties, that Buyer is required to obtain in connection with the consummation of the transactions contemplated in this Agreement.
7.8               Regulatory.  As of Closing, Buyer will be qualified  per applicable law to own and assume ownership and operation of the Assets in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated by this Agreement will not cause Buyer to be disqualified. Buyer's Evaluation.

(a) Review.  Buyer is experienced and knowledgeable in the oil and gas business and is aware of its risks.  Buyer acknowledges that Seller has not made any representations or warranties as to the Records and that Buyer may not rely on any of Seller's estimates with respect to reserves, the value of the Assets, projections as to future events or other internal analyses or forward looking statements.
(b) Independent Evaluation. In entering into this Agreement, Buyer acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction including without limitation its own estimate and appraisal of the extent and value of the Hydrocarbon reserves of the Assets.
ARTICLE 8
 COVENANTS AND AGREEMENTS
8.1 Covenants and Agreements of Seller.  Seller covenants and agrees with Buyer as follows:
(a) Operations Prior to Closing.  Except as otherwise consented to in writing by Buyer or provided in this Agreement, from the Effective Time to the Closing, Seller will use reasonable efforts to cause the Assets operated by Seller to be operated in a good and workmanlike manner consistent with past practices.  From the date of execution of this Agreement to the Closing Date, Seller shall pay or cause to be paid its proportionate shares of all costs and expenses incurred in connection with such operations and Seller will notify Buyer of ongoing activities.  Seller will notify Buyer and obtain Buyer's consent to capital expenditures in excess of thirty five thousand dollars ($35,000) per activity, net to Seller's interest, conducted on the Assets, exclusive of the Capital Expenditures listed on Schedule 6.9, and shall consult with Buyer regarding all such operations and expenditures. All costs and expenses incurred by the Parties with respect to the Capital Expenditures will be apportioned between the Parties as of the Effective Time, with Buyer assuming all post-Effective Time costs and expenses and Seller retaining all pre-Effective Time costs and expenses.
(b) Restriction on Operations.  Subject to Section 8.1(a), unless Seller obtains the prior written consent of Buyer to act otherwise, Seller will not (i) abandon any part of the Assets (except in the ordinary course of business or the abandonment of leases upon the expiration of their respective primary terms), (ii) except for the Capital Expenditures listed on Schedule 6.9, approve any operations on the Assets anticipated in any instance to cost the owner of the Assets more than thirty five thousand dollars ($35,000) per activity, net to Seller's interest (excepting emergency operations, provided Seller immediately notifies Buyer of such emergency operation), (iii) encumber, convey or dispose of any part of the Assets (other than replacement of equipment or sale of Hydrocarbons produced from the Assets in the regular course of business), (iv) enter into any farm-out, farm-in or other contract affecting the Assets, (v) materially modify or terminate any Material Agreement, or (vi) let lapse any of Seller's insurance now in force with respect to the Assets.
(c) Consents.  For the purposes of obtaining the written consents required in this Section 8.1, Buyer designates the following contact persons: Thomas Pritchard, at the contact information set forth in Section 15.3.  Such consents may be obtained in writing by overnight courier or given by facsimile or .pdf transmission.

(d) Status.  Seller shall use all reasonable efforts to assure that as of the Closing Date, Seller will not be under any material legal or contractual restriction that would prohibit or delay the timely consummation of the Transaction.
(e) Notices of Claims.  Seller shall promptly notify Buyer, if, between the date of execution of this Agreement and the Closing Date, Seller receives written notice of any claim, suit, action or other proceeding affecting the Assets, or written notice of any default under the Leases or any Material Agreement.
(f) Marketing. Unless Seller obtains the prior written consent of Buyer to act otherwise, Seller will not alter any existing marketing contracts currently in existence, or enter into any new marketing contracts or agreements providing for the sale of Hydrocarbons for a term in excess of one month.
(g) Compliance with Laws.  During the period from the date of execution of this Agreement to the Closing Date, Seller shall cause the Assets operated by Seller to be operated in compliance in all material respects with all applicable statutes, ordinances, rules, regulations and orders, including Environmental Laws.
8.2 Covenants and Agreements of Buyer.  Buyer covenants and agrees with Seller as follows:
(a) Status.  Buyer shall use all reasonable efforts to assure that as of the Closing Date it will not be under any material legal or contractual restriction that would prohibit or delay the timely consummation of the transaction contemplated hereby.
(b) Confidentiality.  All information obtained from Seller in connection with the Transaction whether before or after the execution of this Agreement ("Information") is deemed by the Parties to be confidential and proprietary to Seller, except for Information generally known in the industry or which has been disclosed to Buyer by third parties who have a right to do so.  Buyer shall take reasonable steps to ensure that Buyer's employees, consultants and agents comply with the provisions of this Section 8.2(b). Until completion of the Closing, except as required by law, Buyer and its officers, agents and representatives will hold in strict confidence the terms of this Agreement and all Information.  Upon Closing, any obligation of confidentiality under this Section 8.2(b) shall terminate.  If the Closing does not occur, the obligation of confidentiality shall not apply to any information Buyer is legally compelled to disclose or to information already in the public domain.
(c) Governmental Bonds.  Buyer acknowledges that none of the bonds, letters of credit and guarantees relating to the Assets posted by Seller with Governmental Entities are transferable to Buyer.  On or before Closing, or as soon thereafter as is reasonably practical, Buyer shall deliver to Seller evidence of the posting of bonds or other security with all applicable Governmental Entities meeting the requirements of such Governmental Entities to own the Assets.  Buyer shall use commercially reasonable efforts and act with due diligence and dispatch to provide such evidence by the Closing or as soon thereafter as is reasonably practical.
(d) Successor Operator.  Seller is designated as operator of certain Assets pursuant to joint operating agreements with third parties and at Closing will tender operation of such Assets to Buyer.  Buyer acknowledges that such third parties may not agree to allow Buyer to succeed Seller as operator or may otherwise exercise other rights they may have that would preclude Buyer from succeeding Seller as operator under such joint operating agreements.  Seller shall use commercially reasonable efforts to support Buyer's succession of Seller as operator as to any of the Assets currently operated by Seller, subject to the provisions of any applicable joint operating agreement, including but not limited to, delivering a written notice prepared by Buyer and approved by Seller to each third party to the joint operating agreement regarding the proposed sale of the Assets and succession of Buyer as the operator of the Assets.  Buyer specifically acknowledges and agrees that Seller has made no representation or guarantee that Buyer will succeed Seller as operator under any joint operating agreement.  Upon Closing, Seller shall have no further liability to Buyer, and Buyer shall indemnify Seller from all claims or other liability arising out of Buyer's succession of Seller as the operator of the Assets.
8.3               Covenants and Agreements of the Parties.
(a) Communication Between The Parties Regarding Breach.  If Buyer or Seller develops information during its Due Diligence Review that leads either Party to believe that the other Party has breached a representation, warranty or otherwise breached the terms of this Agreement, the non-breaching Party shall promptly inform the alleged breaching Party in writing of such potential breach as soon as possible, but in any event, at or prior to Closing.  Provided, however, the breach of this Section 8.3(a) shall not be grounds for termination and the performance of the covenant and agreement provided for herein shall not be a condition of either Party to close.
(b) Announcements.  Seller and Buyer shall consult with each other with regard to all press releases and other announcements concerning this Agreement or the transaction contemplated hereby, allowing a reasonable period of time for comment by the other Party.  Neither Party will be named in any press release or announcement of the other Party without such Party's prior written consent.
(c) Casualty Loss.  Prior to Closing, if a portion of the Assets is destroyed by fire or other casualty or if a portion of the Assets is taken or threatened to be taken in condemnation or under the right of eminent domain ("Casualty Loss"), Buyer shall not be obligated to purchase such Asset.  If Buyer declines to purchase such Asset, the Purchase Price shall be reduced by the Allocated Value of such Asset.  If Buyer elects to purchase such Asset, the Purchase Price shall be reduced by the estimated cost to repair such Asset (with equipment of similar utility), less all insurance proceeds which shall be payable to Buyer, up to the Allocated Value thereof (the reduction being the "Net Casualty Loss").  Seller, at its sole option, may elect to cure such Casualty Loss and, in such event, Seller shall be entitled to all insurance proceeds.  If Seller elects to cure such Casualty Loss, Seller may replace any personal property that is the subject of a Casualty Loss with equipment of similar grade and utility, or replace any real property with real property of similar nature and kind if such property is acceptable to Buyer.  If Seller elects to cure the Casualty Loss, and the Casualty Loss is cured to Buyer's reasonable satisfaction, Buyer shall purchase the affected Asset at Closing for the Allocated Value thereof.
8.4 Buyer SEC Filings.  Seller acknowledges that one of Buyer's Affiliates will be required following the Closing to file with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to Rule 8-04 of Regulation S-X, either certain statements of revenues and direct operating expenses (and certain other statements as may be required by the SEC) and notes thereto with respect to the Assets or audited financial statements (and certain other statements as may be required by the SEC) and notes thereto with respect to the Seller (the "Buyer SEC Filings").  Promptly after the Closing, Seller agrees to (a) provide Buyer such access to Seller's financial information and books and records as reasonably requested by Buyer in connection with the preparation of the Buyer SEC Filings and (b) otherwise use commercially reasonable efforts, at the sole cost and expense of Buyer, to assist Buyer with the preparation of the Buyer SEC Filings for the fiscal years and interim periods as are required by Rule 8-04 of Regulation S-X and in a form such that such statements can be audited.

ARTICLE 9
TAX MATTERS
9.1 Definitions.  For the purposes of this Agreement, "Production Taxes" shall mean all ad valorem, property, extraction, production, excise, net proceeds, severance, windfall profit and all other taxes and similar obligations (and any penalties, additions and interest levied or assessed thereon), assessed against the Assets or based upon or measured by the ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, other than income taxes.
9.2 Apportionment of Production Taxes.  Production Taxes shall be deemed attributable to the period during which such production occurred, and liability therefor allocated to Seller for pre-Effective Time Production Taxes and to Buyer for post-Effective Time Production Taxes.  For the purpose of calculating the Final Purchase Price under Section 13.1(a), Production Taxes attributed to pre-Effective Time production shall be estimated based on current State of Montana and  State of North Dakota production tax rates, with the Purchase Price adjustment to be considered full and final settlement of all such taxes.  After Closing, Buyer shall timely file or cause to be filed all required reports and returns incident to the Production Taxes and shall timely pay or cause to be paid to the taxing authorities all Production Taxes for the tax period during which the Effective Time occurs.
9.3 Transfer Taxes.  "Transfer Taxes" means any sales, use, excise, stock, stamp, document, filing, recording, registration, authorization and similar taxes, fees and charges. The Parties shall reasonably cooperate in taking steps that would minimize or eliminate any sales, use or other taxes of a similar nature in connection with the sale of property pursuant to this Agreement. Notwithstanding anything to the contrary herein, it is acknowledged and agreed by and between Seller and Buyer that the Purchase Price excludes, and Buyer shall be liable for, any Transfer Taxes required to be paid in connection with the sale of the Assets pursuant to this Agreement.
9.4 Tax Reports and Returns.  For tax periods in which the Effective Time occurs, Seller agrees to immediately forward to Buyer copies of any tax reports and returns received by Seller after Closing and provide Buyer with any information Seller has that is necessary for Buyer to file any required tax reports and returns related to the Assets.  Seller agrees to file all tax returns and reports applicable to the Assets that Seller is required to file for the period of time prior to the Effective Time and Buyer agrees to file all tax returns and reports applicable to the Assets that Buyer is required to file after the Effective Time.  Subject to the provisions of Section 9.2, Seller shall pay all required Production Taxes payable with respect to the Assets for the period of time prior to the Effective Time and Buyer shall pay all required Production Taxes payable with respect to the Assets for the period of time from and after the Effective Time.
ARTICLE 10
CONDITIONS PRECEDENT TO CLOSING
10.1 Seller's Conditions.  The obligations of Seller at the Closing are subject, at the option of Seller, to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
(a) All representations and warranties of Buyer contained in this Agreement are true in all material respects in accordance with their terms as if such representations and warranties were remade at and as of the Closing Date, and Buyer has performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Buyer or jointly by Buyer and Seller at or prior to the Closing in all material respects; and

(b) No order has been entered by any Governmental Entity having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at Closing.
10.2 Buyer's Conditions.  The obligations of Buyer at the Closing are subject, at the option of Buyer, to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:
(a) All representations and warranties of Seller contained in this Agreement are true in all material respects in accordance with their terms as if such representations were remade at and as of the Closing Date, except for those set forth in Section 4.1(a), which terminated on the Defect Notice Date (and for purposes of any Buyer claims regarding breaches of warranties or representations pursuant to Section 5.2 of this Agreement, such claims shall not constitute a condition precedent to Closing unless the effect of such claims, in the aggregate, would result in a reduction of the Purchase Price in excess of fifteen percent (15%)), and Seller has performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Seller or jointly by Buyer or Seller at or prior to the Closing in all material respects; and
(b) No order has been entered by any Governmental Entity having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at the time of Closing.
ARTICLE 11
RIGHT OF TERMINATION
11.1 Termination.  This Agreement may be terminated in accordance with the following provisions:
(a) by mutual consent of Seller and Buyer;
(b) by Seller, if Seller's conditions set forth in Section 10.1 are not satisfied through no fault of Seller, or are not waived by Seller, as of the Closing Date;
(c) by Buyer, if Buyer's conditions set forth in Section 10.2 are not satisfied through no fault of Buyer, or are not waived by Buyer, as of the Closing Date;
(d) by Seller, if, through no fault of Seller, the Closing does not occur on or before March 28, 2019;
(e) by Buyer, if, through no fault of Buyer, the Closing does not occur on or before March 28, 2019;
(f) by Buyer or Seller, in the event that the aggregate reduction to the Purchase Price due to Title Defects, Environmental Defects and Net Casualty Losses exceeds fifteen percent (15%) of the Purchase Price.
provided, however, that neither Party shall have the right to terminate this Agreement pursuant to clause (b), (c), (d) or (e) above if such Party is at such time in material breach of any provision of this Agreement.

If Buyer or Seller terminates this Agreement pursuant to this Section 11.1 and asserts that a breach of this Agreement has occurred, the notice of termination shall include a statement describing the nature of the alleged breach together with supporting documentation.
11.2             Liabilities Upon Termination.
(a) Buyer's Default.  If Closing does not occur because (i) Seller terminates this Agreement pursuant to Section 11.1(b) based upon Buyer wrongfully failing to tender performance at Closing or otherwise breaching this Agreement prior to Closing and all of the conditions to closing under Section 10.2 have been satisfied or waived, or (ii) Seller terminates this Agreement pursuant to Section 11.1(d) and at the time of such assertion of termination Buyer has no existing right to assert termination under Section 11.1(c), 11.1(e) or 11.1(f), and in each case, Seller is ready to close, Seller shall receive as liquidated damages, the Deposit (and all accrued interest, if any, thereon), as Seller's sole remedy at law and in equity.  The Parties agree that the damages that would be suffered by Seller as a result of Buyer's breach would be difficult to estimate and that the liquidated damages described herein represent a reasonable estimation of such damages and do not constitute a penalty.  Buyer's failure to close shall not be considered wrongful if (1) Buyer's conditions under Section 10.2 are not satisfied through no fault of Buyer and are not waived, or (2) Buyer has the right to terminate or has terminated this Agreement as of right under Section 11.1.
(b) Seller's Default; Other Termination.  The only two circumstances by which Seller may make a claim for Buyer's default are set forth in Section 11.2(a) above and Buyer shall be entitled to receive the Deposit (and all earned interest, if any, thereon) immediately after the determination that the Closing will not occur for any other reason.  If Closing does not occur because Seller wrongfully fails to tender performance at Closing or otherwise breaches this Agreement prior to Closing, and Buyer is ready to close, Buyer shall  retain any legal or equitable remedies for Seller's breach of this Agreement including, without limitation, specific performance.  Seller's failure to close shall not be considered wrongful if (i) Seller's conditions under Section 10.1 are not satisfied through no fault of Seller and are not waived; or (ii) Seller has terminated this Agreement as of right under Section 11.1.
(c) Other Termination.  If this Agreement is terminated pursuant to Section 11.1(a) or Section 11.1(f), neither Party shall have any further liability to each other.
ARTICLE 12
CLOSING
12.1 Date of Closing.  The "Closing" of the Transaction shall be held on or before March 22, 2019, or such other date as the Parties may agree.  The date the Closing actually occurs is called the "Closing Date".
12.2 Place of Closing.  The Closing shall be held at the offices of Seller at 9:00 a.m. or at such other time and place as Buyer and Seller may agree in writing.
12.3 Closing Obligations.  At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
(a) Seller and Buyer shall execute, acknowledge and deliver to Buyer (i) an Assignment, Bill of Sale and Conveyance of Assets effective as of the Effective Time substantially in the form of Exhibit E with a special warranty of title by, through and under Seller but not otherwise and with no warranties, express or implied, as to the personal property, fixtures or condition of  the Assets, except as specifically set forth herein, which are conveyed "as is, where is"; and (ii) such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer including without limitation federal and state forms of assignment;

(b) Seller and Buyer shall execute and deliver the Preliminary Settlement Statement;
(c) Buyer shall cause the Closing Amount to be paid by wire transfer of immediately available funds to the account(s) designated by Seller in writing;
(d) Seller shall execute, acknowledge and deliver transfer orders or letters in lieu thereof notifying all purchasers of production of the change in ownership of the Assets and directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets;
(e) Buyer shall deliver evidence of the posting of bonds or other security with all applicable Governmental Entities, pursuant to Section 8.2(c);
(f) Seller and Buyer shall execute and deliver to Buyer all required change of operator forms and notices, with respect to wells Seller operates;
(g) Seller shall execute and deliver to Buyer a certificate of non-foreign status and no requirement for withholding under Section 1445 of the Code in the form of Exhibit F; and
(h) Seller and Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement.
ARTICLE 13
POST-CLOSING OBLIGATIONS
13.1             Post-Closing Adjustments.
(a) Final Settlement Statements.  As soon as practicable after the Closing, but in no event later than 60 days after Closing, Seller, with the assistance of Buyer's staff and with access to such records as necessary, will cause to be prepared and delivered to Buyer, in accordance with customary industry accounting practices, (i) the final settlement statement (the "Final Settlement Statement") setting forth each adjustment to the Purchase Price in final form in accordance with Section 2.3 and showing the calculation of such adjustments and the resulting final purchase price (the "Final Purchase Price").  As soon as practicable after receipt of the Final Settlement Statement but in no event later than on or before thirty (30) days after receipt of such statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes to make to the Final Settlement Statement.  Buyer's failure to deliver to Seller a written report detailing proposed changes to the Final Settlement Statement by that date shall be deemed an acceptance by Buyer of the Final Settlement Statement as submitted by Seller.  The Parties shall agree with respect to the changes proposed by Buyer, if any, no later than thirty (30) days after receipt of Seller's proposed Final Settlement Statement.  The date upon which such agreement is reached or upon which the Final Purchase Price is established shall be herein called the "Final Settlement Date."  If the Final Purchase Price is more than the Closing Amount, Buyer shall pay to Seller the amount of such difference by wire transfer in immediately available funds no later than five (5) days after the Final Settlement Date.  If the Final Purchase Price is less than the Closing Amount, Seller shall pay the additional amount to Buyer by wire transfer in immediately available funds no later than five (5) days after the Final Settlement Date.

(b) Dispute Resolution.  If the Parties are unable to resolve a dispute as to the Final Purchase Price within sixty (60) days after Buyer's receipt of Seller's proposed Final Settlement Statement, the Parties shall submit the dispute to binding arbitration to be conducted in accordance with the provisions of Section 15.15.
13.2 Records.  Seller shall make the Records available for pick-up by Buyer at Closing to the extent possible, but in any event, within ten (10) days after Closing.  Seller may retain copies of the Records and Seller shall have the right to review and copy the Records during standard business hours upon reasonable notice for so long as Buyer retains the Records.  Buyer agrees that the Records will be maintained in compliance with all applicable laws governing document retention.
13.3 Further Assurances.  From time to time after Closing, Seller and Buyer shall each execute, acknowledge and deliver to the other such further instruments and take such other action as may be reasonably requested in order to accomplish more effectively the purposes of the Transaction, including assurances that Seller and Buyer are financially capable of performing any indemnification required hereunder.
13.4 Suspense Accounts.  Schedule 13.4 sets forth, as of the Effective Time, all third party proceeds of production from the Assets being held in suspense by Seller.  At the Closing, Seller will provide to Buyer (a) information regarding all moneys held in suspense, (b) an explanation (as contained in Seller's files) of why such moneys are held in suspense, and (c) other information identifying the proper disposition of such moneys.  Buyer agrees to indemnify Seller against any claim relating to the failure to properly distribute such moneys after the Closing.
ARTICLE 14
ASSUMPTION AND RETENTION OF OBLIGATIONS AND INDEMNIFICATION; DISCLAIMERS
14.1 Buyer's Assumption of Liabilities and Obligations.  Upon Closing, and except for the Retained Liabilities, Buyer shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations ("Obligations"), (a) relating to the ownership and operation of the Assets whether arising prior to, at or after the Effective Time including, without limitation, the owning, developing, exploring, operating or maintaining the Assets or the producing, transporting and marketing of Hydrocarbons from the Assets including, without limitation, the payment of Property Expenses; (b) the obligation to plug and abandon all Wells and reclaim all well sites located on the Lands; (c) Buyer's succession of Seller as the operator of the Assets, and (d) the Buyer's Environmental Liabilities (collectively, the "Assumed Liabilities").
14.2 Seller's Retention of Liabilities and Obligations.  Upon Closing Seller shall retain and pay, perform, fulfill and discharge all Retained Liabilities, excluding, however, Buyer's Environmental Liabilities.  Collectively, the Retained Liabilities shall mean all liabilities arising from, based upon, related to or associated with:
(a) any breach by Seller of any of its representations or warranties contained in Article VI;
(b) any breach by Seller of any of its covenants or agreements under this Agreement;

(c) personal injury,death or property damage to third parties attributable to Seller's or its Affiliates' ownership or operation of the Assets prior to the Closing;
(d) Seller's non-payment of, payment of or accounting for, royalties or other burdens on production attributable to Hydrocarbons produced from the Assets during the period of time prior to the Effective Time;
(e) Seller's non-payment of, payment of or accounting for, revenues owed to Working Interest owners of interests in the Leases or Wells that are attributable to Hydrocarbons produced from the Assets during the period of time prior to the Effective Time;
(f) the disposal of Hazardous Substances off-site of the Assets prior to the Effective Time;
(g) the ownership, use or operation of the Excluded Assets, or any assets excluded from the Assets pursuant to the terms hereof;
(h)  royalty, overriding royalty, working interests and other burdens on production of Hydrocarbons from the Assets held in suspense by Seller or its Affiliates as of Closing for which an adjustment to the Purchase Price is not made pursuant to this Agreement;
(i) the gross negligence or willful misconduct of Seller or any of its Affiliates in connection with its operations of any of the Assets;
(j) any hedge contract or debt instrument of Seller or its Affiliates;
(k)  Seller's or its Affiliates' employees; and/or  any and all Seller Taxes.
14.3 Indemnification.  "Losses" shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding however any punitive or exemplary damages.
After the Closing, Buyer and Seller shall indemnify each other as follows:
(a) Seller's Indemnification of Buyer.  Seller assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Buyer, its officers, directors, employees and agents, from and against all Losses which arise directly or indirectly from or in connection with (i) the Retained Liabilities, (ii) any matter for which Seller has agreed to indemnify Buyer under this Agreement and (iii) any breach by Seller of any of Seller's representations, warranties or covenants hereunder.
(b) Buyer's Indemnification of Seller.  Buyer assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Seller, its officers, directors, employees and agents, from and against all Losses which arise directly or indirectly from or in connection with (i) the Assumed Liabilities, (ii) any matter for which Buyer has agreed to indemnify Seller under this Agreement and (iii) any breach by Buyer of any of Buyer's representations, warranties or covenants hereunder.

(c) Limitations on Indemnity.  Notwithstanding anything to the contrary set forth herein, Seller shall have no liability for indemnification hereunder in connection with the breach of any representation, warranty or covenant contained herein or for any Losses arising in connection with or with respect to the transactions contemplated by this Agreement until the total of all Losses with respect to such matters exceeds two percent (2%) of the Purchase Price; provided, however, (i) Seller shall not have any liability for indemnification under (A) Section 14.3(a)(iii) with respect to Losses suffered by Buyer in excess of the Deposit or (B) any other provsion of this Agreement other than Section 14.3(a)(iii) with respect to Losses suffered by Buyer in excess of twenty percent (20%) of the Purchase Price; and provided, further, (ii) Seller shall not have any liability for indemnification for any Losses arising in connection with or with respect to (A) Section 14.3(a)(iii) for which Seller does not receive written notice from Buyer within six (6) months following the Closing, or (B) any other provsion of this Agreement other than Section 14.3(a)(iii) for which Seller does not receive written notice from Buyer within nine (9) months following the Closing.  From and after the Closing, indemnification under this Section 14.3 shall be the sole and exclusive remedy available to any Party hereto against any other Party hereto for any claims arising out of or based upon the matters set forth in this Agreement and the transactions contemplated hereby, and no Party shall seek relief against any other Party to this Agreement other than through indemnification provided in this Section 14.3, subject to the limitations provided for in this Section 14.4(c); provided, however, that nothing herein shall limit the nonmonetary equitable remedies of any Party with respect to any breach of any covenant or other agreement required to be performed after Closing.
14.4 Procedure.  The indemnifications contained in Section 14.4 shall be implemented as follows:
(a) Claim Notice.  The Party seeking indemnification under the terms of this Agreement ("Indemnified Party") shall submit a written "Claim Notice" to the other Party ("Indemnifying Party") which, to be effective, must be delivered prior to the end of the Survival Period and must state:  (i) to the extent reasonably possible the amount of each payment claimed by an Indemnified Party to be owing, (ii) to the extent reasonably possible the basis for such claim, with supporting documentation, and (iii) a list identifying to the extent reasonably possible each separate item of Loss for which payment is so claimed.  The amount claimed shall be paid by the Indemnifying Party to the extent required herein within thirty (30) days after receipt of the Claim Notice, or after the amount of such payment has been finally established as provided in 14.4(c), whichever last occurs.
(b) Information.  Within thirty (30) days after the Indemnified Party receives notice of a claim or legal action by a third party that may, as of such date, reasonably result in a Loss for which indemnification may be sought under this Article 14 (a "Claim"), the Indemnified Party shall give written notice of such Claim to the Indemnifying Party.  If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim.  At the election of the Indemnifying Party, which must be made in writing within sixty (60) days after receipt of such notice and not thereafter, the Indemnified Party shall permit the Indemnifying Party to assume control of such Claim (to the extent only that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party's choice; provided, however, that no such settlement can result in any liability or cost to the Indemnified Party for which it is entitled to be indemnified hereunder without its consent.  If the Indemnifying Party elects to assume control, (i) all reasonable expenses incurred by the Indemnified Party in connection with the investigation or defense of the Claim, legal action or other matter prior to the time the Indemnifying Party assumes control shall be reimbursed and paid by the Indemnifying Party, (ii) any expenses incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party except for reasonable expenses incurred in connection with providing information or assistance to the Indemnifying Party as required by subsection (iii), and (iii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem necessary to the proper defense of such Claim, legal action, or other matter but shall be reimbursed and paid for such expenses as provided for in subsection (ii).  Before such election is made or in the absence of such an election, the Indemnified Party shall use its best efforts to defend any claim, legal action or other matter and shall be reimbursed and paid by the Indemnifying Party for all reasonable expenses incurred in such defense.  Before such election is made or in the absence of such election, the Indemnified Party may settle any Claim, legal action or other matter for which notice has been provided as required by Section 14.4(a), but only with the consent of the Indemnifying Party, which consent may not be unreasonably withheld. If such a Claim requires immediate action, both the Indemnified Party and the Indemnifying Party will cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either Party's position with respect to such Claim.
(c) Dispute.  If the existence of a valid Claim or amount to be paid by an Indemnifying Party is in dispute, the Parties agree to submit determination of the existence of a valid Claim or the amount to be paid pursuant to the Claim Notice to binding arbitration pursuant to the provisions of Section 15.15 except as otherwise provided in this Section 14.4.  Any payment due pursuant to the arbitration shall be made within fifteen (15) days of the arbitrators' decision.
14.5 No Insurance; Subrogation.  The indemnifications provided in this Article 14 shall not be construed as a form of insurance.  Buyer and Seller hereby waive for themselves, their successors or assigns, including, without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, Buyer and Seller shall obtain waiver of such subrogation from its respective insurers.
14.6 Reservation as to Non-Parties.  Nothing herein is intended to limit or otherwise waive any recourse Buyer or Seller may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.
14.7               Disclaimers.
(a) EXCEPT FOR SELLER'S EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND SELLER'S SPECIAL WARRANTY OF TITLE IN THE ASSIGNMENT DOCUMENTS, THE ASSETS ARE BEING CONVEYED BY SELLER TO BUYER WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED, STATUTORY, COMMON LAW OR OTHERWISE, AND THE PARTIES HEREBY EXPRESSLY DISCLAIM, WAIVE AND RELEASE ANY EXPRESS WARRANTY OF MERCHANTABILITY, CONDITION OR SAFETY AND ANY EXPRESSED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; AND BUYER ACCEPTS THE ASSETS, "AS IS, WHERE IS, WITH ALL FAULTS, WITHOUT RECOURSE." ALL DESCRIPTIONS OF THE WELLS, EQUIPMENT, FACILITIES, PERSONAL PROPERTY, FIXTURES AND STRUCTURES HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY SELLER HAVE BEEN AND SHALL BE FURNISHED SOLELY FOR BUYER'S CONVENIENCE, AND HAVE NOT CONSTITUTED AND SHALL NOT CONSTITUTE A REPRESENTATION

OR WARRANTY OF ANY KIND BY SELLER.  SELLER SHALL HAVE NO LIABILITY TO BUYER FOR ANY CLAIMS, LOSS OR DAMAGE CAUSED OR ALLEGED TO BE CAUSED DIRECTLY OR INDIRECTLY, INCIDENTALLY OR CONSEQUENTIALLY, BY SUCH WELLS, EQUIPMENT, FACILITIES, PERSONAL PROPERTY, FIXTURES AND STRUCTURES BY ANY INADEQUACY THEREOF OR THEREWITH, ARISING IN STRICT LIABILITY OR OTHERWISE, OR IN ANY WAY ARISING OUT OF BUYER'S PURCHASE THEREOF.  BUYER EXPRESSLY WAIVES THE WARRANTY OF FITNESS AND THE WARRANTY AGAINST VICES AND DEFECTS, WHETHER APPARENT OR LATENT, IMPOSED BY ANY APPLICABLE STATE OR FEDERAL LAW. THE PARTIES HEREBY ACKNOWLEDGE AND AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW, THE DISCLAIMERS CONTAINED IN THIS AGREEMENT ARE "CONSPICUOUS" FOR THE PURPOSES OF SUCH APPLICABLE LAW.
(b) SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY IMPLIED OR EXPRESS WARRANTY AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO THE ACCURACY OF ANY OF THE INFORMATION FURNISHED WITH RESPECT TO THE EXISTENCE OR EXTENT OF OIL AND GAS RESERVES OR THE VALUE OF THE ASSETS BASED THEREON OR THE CONDITION OR STATE OF REPAIR OF ANY OF THE ASSETS; THIS DISCLAIMER AND DENIAL OF WARRANTY ALSO EXTENDS TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE PRICES BUYER AND SELLER ARE OR WILL BE ENTITLED TO RECEIVE FROM PRODUCTION OF OIL, GAS OR OTHER SUBSTANCES FROM THE ASSETS, IT BEING ACKNOWLEDGED, AGREED AND EXPRESSLY UNDERSTOOD THAT ALL RESERVE, PRICE AND VALUE ESTIMATES UPON WHICH BUYER HAS RELIED OR IS RELYING HAVE BEEN DERIVED BY THE INDIVIDUAL EVALUATION OF BUYER. BUYER ALSO STIPULATES, ACKNOWLEDGES AND AGREES THAT RESERVE REPORTS ARE ONLY ESTIMATES OF PROJECTED FUTURE OIL AND/OR GAS VOLUMES, FUTURE FINDING COSTS AND FUTURE OIL AND/OR GAS SALES PRICES, ALL OF WHICH FACTORS ARE INHERENTLY IMPOSSIBLE TO PREDICT ACCURATELY EVEN WITH ALL AVAILABLE DATA AND INFORMATION.
ARTICLE 15
MISCELLANEOUS
15.1 Schedules.  The Schedules and Exhibits to this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.
15.2 Expenses.  Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including, without limitation, engineering, land, title, legal and accounting fees, costs and expenses.
15.3 Notices.  All notices and communications required or permitted under this Agreement shall be in writing and addressed as set forth below.  Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice, whether personally delivered, sent by facsimile transmission, mail, e-mail, or overnight courier, when received.  All notices shall be addressed as follows:

If to Seller:

EnergyQuest II, LLC
4526 Research Forest Drive, Suite 200
The Woodlands, Texas 77381-4079
Attn:  Wayne A. Greenwalt
           Chairman and CEO
Telephone:  (281) 875-6200
Facsimile:  (281) 876-6206
 Email: wayne.greenwalt.@energyquest.us
If to Buyer:
Empire North Dakota LLC
1203 E. 33rd Street, Suite 250
Tulsa, Oklahoma 74105
Attn:  Thomas W. Pritchard
Telephone:  (539) 444-8002
 Email:  tommyp@empirepetrocorp.com

Any Party may, by written notice so delivered to the other Party, change the address or individual to which delivery shall thereafter be made.
15.4 Amendments.  Except for waivers specifically provided for in this Agreement, this Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming the benefit of such amendment or waiver.
15.5 Assignment.  Neither Seller nor Buyer shall assign all or any portion of its respective rights or delegate all or any portion of its respective duties under this Agreement without the written consent of the other Party, which consent shall not be unreasonably withheld.
15.6 Headings.  The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.
15.7 Counterparts/Electronic and Fax Signatures.  This Agreement may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument.  Electronic and fax signatures shall be considered binding.
15.8 References.  References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals or entities.  As used in this Agreement, "person" shall mean any natural person, corporation, partnership, trust, limited liability company, court, agency, government, board, commission, estate or other entity or authority.
15.9 Governing Law.  With the exception of matters involving real property title, which shall be governed by the laws of North Dakota, this Agreement and the Transaction and any arbitration or dispute resolution conducted pursuant hereto shall be construed in accordance with, and governed by, the laws of the State of Delaware.  Venue for any actions asserted under this Agreement shall be exclusively in the Federal and State courts located in Houston, Harris County, Texas.
15.10 Entire Agreement.  This Agreement including the exhibits hereto constitutes the entire understanding among the Parties, their respective partners, members, trustees, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

15.11 Knowledge.  "Knowledge" with respect to Seller means the actual knowledge without inquiry of Wayne A. Greenwalt, Rory Aaronson and Timothy Briggs.
15.12 Binding Effect.  This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns.
15.13 Survival of Warranties, Representations and Covenants.  The representations and warranties contained in Section 6.1 through Section 6.7, and Section 7.1 through Section 7.5 shall survive for one (1) year after the Closing Date.  All other representations and warranties contained in the Agreement shall terminate six (6) months after the Closing Date.  Each applicable survival period may be referred to as a "Survival Period". Except as otherwise provided herein, the covenants, indemnities and agreements contained in the Agreement shall survive the Closing and continue in accordance with their respective terms.
15.14 No Third-Party Beneficiaries.  This Agreement is intended only to benefit the Parties hereto and their respective permitted successors and assigns.
15.15 Arbitration.  Except as otherwise provided in this Agreement, the following provisions shall apply to any arbitration proceedings conducted pursuant to this Agreement:
(a) Within ten (10) days after written demand by either Party for arbitration, the Parties shall select a single, independent arbitrator from a list of arbitrators available at the Judicial Arbiter Group, Inc. ("JAG").  As to disputes involving Title Disputed Matters pursuant to Section 4.3, the list of arbitrators shall be qualified by education, knowledge and experience with title defects affecting the types of properties which are subject to the disputed Title Defect and have a minimum of ten years of experience with such types of defects and properties.  If the Parties cannot agree on the selection of such arbitrator, then the arbitrator shall be selected by JAG's Board of Directors.
(b) The arbitration shall be governed by Delaware law but the specific procedure to be followed shall be determined by the arbitrator.  It is the intent of the Parties that the arbitration be conducted as efficiently and inexpensively as possible, with only limited discovery as determined by the arbitrator without regard to the discovery permitted under the Delaware or Federal Rules of Civil Procedure.
(c) The arbitration proceeding shall be held in Houston, Texas and a hearing shall be held no later than sixty (60) days after submission of the matter to arbitration, and a written decision shall be rendered by the arbitrators within thirty (30) days of the hearing.
(d) At the hearing, the Parties shall present such evidence and witnesses as they may choose, with or without counsel.  Adherence to formal rules of evidence shall not be required but the arbitrator shall consider any evidence and testimony that he or she determines to be relevant, in accordance with procedures that it determines to be appropriate.
(e) Any award entered in the arbitration shall be made by a written opinion stating the reasons and basis for the award made, and the prevailing Party, as determined by the arbitrator, shall be awarded its reasonable attorneys' fees, expert witness fees and other costs.

(f) The costs incurred in employing the arbitrators, including the arbitrators' retention of any independent qualified experts, shall be borne 50% by the Seller and 50% by Buyer.
(g) The arbitrator's award may be filed in any court of competent jurisdiction and may be enforced by any Party as a final judgment of such court.
15.16 Transition Service Agreement.  If requested by Buyer, the Parties agree to negotiate in good faith to enter into a Transition Service Agreement relating to the Assets to be effective as of the Closing Date.

[Remainder of page intentionally left blank.  Signature page follows.]

SELLER:

ENERGYQUEST II, LLC

By: /s/ Wayne A. Greenwalt
Name:           Wayne A. Greenwalt
Title:             Chairman and CEO

Signature Page to Purchase and Sale Agreement

BUYER:
EMPIRE NORTH DAKOTA LLC
By:	/s/ Thomas W. Pritchard
Name:	Thomas W. Pritchard
Title:	CEO

Signature Page to Purchase and Sale Agreement